Exhibit 99.1

Countermotions submitted by the Association of Critical Shareholders (Dachverband der Kritischen Aktionärinnen und Aktionäre e.V.) for the Annual
General Meeting of Fresenius Medical Care AG on May 22, 2025

Countermotion on Agenda Item 3: Resolution on the approval of actions of the members of the Management Board of Fresenius Medical Care AG for fiscal year 2024

The Association of Critical Shareholders proposes that approval of actions is not granted to the members of the Management Board for fiscal year 2024.

Reason:

The Management Board fails to meet its obligations for good corporate governance.

The U.S. antitrust authority is investigating FMC

Fresenius Medical Care already came under scrutiny by U.S. competition authorities last year. According to a report by the U.S. magazine Politico, the Federal Trade Commission (FTC) is investigating suspicions that FMC and its competitor DaVita – the two dominant dialysis providers in the U.S. – may have unlawfully hindered smaller competitors. (cf.

https://www.politico.com/news/2024/07/13/feds-dialysis-giants-antitrust-probe-00167857)

According to the report, the FTC suspects that both companies made it unduly difficult for physicians working in their clinics to establish their own businesses or to move to competing providers. The non-compete agreements enforced by the companies reportedly affect nephrologists. The report also suggests that efforts to enable patients to receive treatment at home rather than in a clinic may have been obstructed. The FTC investigation is said to be in its early stages.

In the United States, more than 500,000 people receive dialysis treatment, which typically takes place three times a week. Diabetes is the most common cause of kidney failure.

FMC Clinics in Latin America Fall Victim to Cost-Cutting Program

As part of its comprehensive cost-cutting program, Fresenius Medical Care has sold clinics in Latin America as well as laboratory business units in the United States. According to Deutsches Ärzteblatt, this includes a total of 154 dialysis clinics in Brazil, Colombia, Chile, and Ecuador, employing more than 7,100 people. The sale of this clinic network is taking place, of all companies, to its competitor DaVita.

Strike by Dialysis Workers in California Over Union Busting

In October 2024, more than three dozen locations in the U.S. state of California saw a six-day strike due to union busting—systematic efforts to combat, suppress, and sabotage unions, employee representation, and works councils. This also affected Fresenius Medical Care (e.g., video: "Strike of Dialysis Workers Across California "https://www.youtube.com/watch?v=pJGfxI1UBfw).

Dialysis care workers, represented by the Service Employees International Union - United Healthcare Workers West, stated that their employers were violating healthcare workers' rights by retaliating against workers who speak out about poor working conditions and engaging in anti-union activities.

"Instead of treating us with respect and listening to our concerns, they are illegally attempting to break up our union to protect their profits. We want these unfair labor practices to end, and for our employer to respect our rights," said a nurse at the Fresenius Gateway Clinic in San Diego.

Cologne, May 7, 2025
www.kritischeaktionaere.de